FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number:

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________________________________________________________________________________________

TELMEX INTERNACIONAL CALLS FOR SHAREHOLDERS' MEETINGS

México City, March 25, 2009. Telmex Internacional, S.A.B. de C.V. (TELINT) (BMV: TELINT; NYSE: TII, LATIBEX: XTII) announced that the Board of Directors resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 29, 2009, in order to discuss, among other matters, the following proposals: the appointment of the members of the Board of Directors pertaining to Series "L" shares; the approval, as the case may be, of the Chief Executive Officer and Board of Director's reports and the financial statements for fiscal year 2008, as well as the presentation of the Audit and Corporate Practices Committee report and the opinion of the Board of Directors on the Chief Executive Officer's report; the appointment or ratification, as the case may be, of the members of the Board of Directors; the proposal to pay a cash dividend of $0.17 Mexican pesos per outstanding share to be paid in two equal payments of $0.085 Mexican pesos per outstanding share, resulting from the net tax profit account and payable in Mexico since August 20, 2009 and since November 5, 2009, respectively, and the increase of $5 billion Mexican pesos of the outstanding balance as of the date of TELINT's Annual Shareholders Meeting to purchase the Company's own shares.

TELINT is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; Pay TV and satellite television; and provide printed and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. More information about TELINT can be accessed on the Internet at www.telmexinternacional.com.

________________________________________________________________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional 6K. TELMEX INTERNACIONAL PRESS RELEASE: TELMEX INTERNACIONAL CALLS FOR SHAREHOLDERS' MEETINGS, MARCH 25, 2009.